50
11-25-02



02008000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	12.00

SEC FILE NUMBER
~~8- 30944~~

8-30994

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 9/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Capstone Asset Planning Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5847 San Felipe, Suite 4100
(No. and Street)

Houston	Texas	77057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda G. Giuffre, Treasurer — (713) 260-9000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs, Bunting & Dougherty, LLP
(Name – *if individual, state last, first, middle name*)

Two Penn Center Plaza, Suite 820	Philadelphia	PA	19102-1732
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Linda G. Giuffre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Asset Planning Company, as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President / Compliance Officer
Title

Notary Public



SHARON PATE
Notary Public, State of Texas
My Commission Expires
AUGUST 10, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGGS
BUNTING &
DOUGHERTY, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Capstone Asset Planning Company
Houston, Texas

We have audited the accompanying statement of financial condition of Capstone Asset Planning Company as of September 30, 2002, and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Asset Planning Company as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
October 25, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Capstone Asset Planning Company **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 9/30/2002 [99]
SEC FILE NO. 8-30944 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 177,749	200			$ 177,749	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	49,458	600	49,458	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $						
B. Other securities $						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $						
B. Other securities $						
8. Memberships in exchanges:						
A. Owned, at market $						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. **TOTAL ASSETS**	$ 177,749	540	$ 49,458	740	$ 227,207	940

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Capstone Asset Planning Company as of 9/30/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	13 $	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	10	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	62,207	1205		1385	62,207	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	12	1390	14	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders 9 $						
2. Includes equity subordination (15c3-1(d)) of...... $						
B. Securities borrowings, at market value				1410		1720
from outsiders $						
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 62,207	1230	$	1450	$ 62,207	1760

Ownership Equity

21. Sole proprietorship		15 $	1770
22. Partnership (limited partners 11 $ (1020))			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		25,000	1792
C. Additional paid-in capital		110,000	1793
D. Retained earnings		30,000	1794
E. Total		165,000	1795
F. Less capital stock in treasury	16	( )	1796
24. TOTAL OWNERSHIP EQUITY	$	165,000	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$	227,207	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Capstone Asset Planning Company as of 9/30/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 165,000	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			165,000	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 165,000	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 49,458	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(49,458)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 115,542	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 115,542	3750

OMIT PENNIES

There was no difference between the audited net capital and the Company's computation of net capital as filed.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Capstone Asset Planning Company as of 9/30/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	4,147	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	25,000	3760
14.	Excess net capital (line 10 less 13)	$	90,542	3770
15	Excess net capital at 100% (line 10 less 10% of line 19) 22	$	109,321	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.1. liabilities from Statement of Financial Condition				$	62,207	3790
17.	Add:						
	A. Drafts for immediate credit 21	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3838
19.	Total aggregate indebtedness				$	62,207	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	54%	3750
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	N/A	3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Capstone Asset Planning Company

For the period (MMDDYY) from 24 10/01/2001 [3932] to 9/20/2002 [3933]

Number of months included in this statement 12 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		260,247	3995
9. Total revenue		260,247	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$		4120
11. Other employee compensation and benefits	27		4115
12. Commissions paid to other broker-dealers		16,478	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		19,735	4195
15. Other expenses		224,034	4100
16. Total expenses	$	260,247	4200

NET INCOME

Item		Amount	Code
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	0	4210
18. Provision for Federal income taxes (for parent only)	28	0	4220
19 Equity in earnings (losses) of unconsolidated subsidiaries not included above		0	4222
a. After Federal income taxes of [4238]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	0	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	0	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Capstone Asset Planning Company

For the period (MMDDYY) from 10/01/2001 to 9/30/2002

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			$ 165,000	4240
	A. Net income (loss)				4250
	B. Additions (includes non-conforming capital of 29		4262)		4260
	C. After Federal income taxes of		4272)		4270
2.	Balance, end of period (From item 1800)			$ 165,000	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period 30	$ 0	4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Capstone Asset Planning Company as of 9/30/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1	X	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32	4600	4601	4602	4603	4604	4605
33	4610	4611	4612	4613	4614	4615
34	4620	4621	4622	4623	4624	4625
35	4630	4631	4632	4633	4634	4635
36	4640	4641	4642	4643	4644	4645
37	4650	4651	4652	4653	4654	4655
38	4660	4661	4662	4663	4664	4665
39	4670	4671	4672	4673	4674	4675
40	4680	4681	4682	4683	4684	4685
41	4690	4691	4692	4693	4694	4695
			TOTAL $ 42	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

CAPSTONE ASSET PLANNING COMPANY

STATEMENT OF CASH FLOWS

Year ended September 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities	
(Increase) decrease in)	
Commissions receivable	36,527
Due from parent	10,151
Increase (decrease) in	
Commissions payable and accrued expenses	58,659
Net cash provided by operating activities	105,337
CASH AND CASH EQUIVALENT	
Beginning of year	72,412
End of year	$177,749

See accompanying notes

(1) SIGNIFICANT ACCOUNTING POLICIES

Organization

Capstone Asset Planning Company (the ***"Company"***), a wholly-owned subsidiary of Capstone Financial Services, Inc. (***"CFS"***), primarily serves as the Distributor for Capstone-sponsored investment companies.

Accounting Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of cash flows presentation, the Company considers the investment in money market funds and other short-term investments as ***"cash equivalents"***.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains cash balances with financial institutions which maintain high credit ratings. Generally, cash balances exceed the FDIC insurance limit.

The Company provides investment and related services to a diverse group of domestic customers including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis, as well as by groups of customers that share similar attributes. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

The Company is reimbursed for certain expenses incurred in distributing the shares of sponsored investment companies.

Income Taxes

The Company provides for income taxes in accordance with the provisions of Financial Accounting Standards Board Statement No. 109, ***"Accounting for Income Taxes"***. This statement requires an asset and liability approach for financial accounting and reporting for income taxes.

The Company's taxable income and deductions are included in the consolidated federal return filed by CFS. Pursuant to a tax allocation agreement with CFS, the Company calculates its federal income tax liability as if it filed a separate company tax return.

Reclassifications

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

(2) DISTRIBUTION FEES

The Company is the Distributor of the shares of Capstone Growth Fund, Inc., Capstone Christian Values Fund, Inc. and Capstone SERV Fund under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940. Under the plans, the Company is reimbursed for distribution and marketing costs incurred in the distribution of the Funds' shares at various rates ranging from .05% to a maximum of .25% of the respective Fund's average net assets. A portion of the distribution fees is re-allowed to dealers responsible for the sales of the shares. In the event that each of the Fund's distribution costs, in any quarter, exceed the limits of the payments to the Company, the Company may seek payment of such excess in the succeeding year if the plan limits for the succeeding year have not been reached.

(3) RELATED PARTY TRANSACTIONS

CFS charged an administrative fee of $65,112 in 2002 for general and administrative expenses incurred on behalf of the Company. In addition, CFS was reimbursed $146,170 in 2002 for certain costs of the 12b-1 plans which it paid. The Company had a payable to CFS of $48,959 at September 30, 2002.

The Company received distribution fees from Capstone Growth Fund of $142,739 for the year ended September 30, 2002. These distribution fees were 55% of total income for the year ended September 30, 2002.

(4) NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2002, the Company had net capital of $115,542. Net capital requirements were $25,000 and the ratio of aggregate indebtedness to net capital was 54%.

BRIGGS
BUNTING &
DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Capstone Asset Planning Company
Houston, Texas

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Capstone Asset Planning Company (the ***"Company"***), for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (***"SEC"***), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
October 25, 2002

BRIGGS
BUNTING &
DOUGHERTY, LLP

Certified Public Accountants and Business Advisors



SECTION

CAPSTONE ASSET PLANNING COMPANY

ANNUAL AUDITED REPORT

FORM X-17A-5

SEPTEMBER 30, 2002